SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Virtusa Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

92827P102

(CUSIP Number)

New Mountain Vantage Advisers, L.L.C.

787 Seventh Avenue, 49th Floor

New York, NY 10019

(212) 720-0300

With a copy to:

Russell Leaf

Jared Fertman

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019

(212) 728-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 23, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92827P102	13D	Page 2 of 13

(1)	NAMES OF REPORTING PERSONS New Mountain Vantage LO, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) WC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0 shares
	(8)	SHARED VOTING POWER 28,517 shares
	(9)	SOLE DISPOSITIVE POWER 0 shares
	(10)	SHARED DISPOSITIVE POWER 28,517 shares

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,517 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.09%*
(14)	TYPE OF REPORTING PERSON (see instructions) PN

*	Percentage calculated based on 30,132,817 shares of common stock, par value $0.01 per share, outstanding as of May 22, 2020, as reported by Virtusa Corporation in its Form 10-K filed on May 28, 2020.

CUSIP No. 92827P102	13D	Page 3 of 13

(1)	NAMES OF REPORTING PERSONS New Mountain Vantage Focus, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) WC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0 shares
	(8)	SHARED VOTING POWER 144,256 shares
	(9)	SOLE DISPOSITIVE POWER 0 shares
	(10)	SHARED DISPOSITIVE POWER 144,256 shares

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 144,256 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.48%*
(14)	TYPE OF REPORTING PERSON (see instructions) PN

*	Percentage calculated based on 30,132,817 shares of common stock, par value $0.01 per share, outstanding as of May 22, 2020, as reported by Virtusa Corporation in its Form 10-K filed on May 28, 2020.

CUSIP No. 92827P102	13D	Page 4 of 13

(1)	NAMES OF REPORTING PERSONS New Mountain Vantage (California) II, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) WC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0 shares
	(8)	SHARED VOTING POWER 534,594 shares
	(9)	SOLE DISPOSITIVE POWER 0 shares
	(10)	SHARED DISPOSITIVE POWER 534,594 shares

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 534,594 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.77%*
(14)	TYPE OF REPORTING PERSON (see instructions) PN

*	Percentage calculated based on 30,132,817 shares of common stock, par value $0.01 per share, outstanding as of May 22, 2020, as reported by Virtusa Corporation in its Form 10-K filed on May 28, 2020.

CUSIP No. 92827P102	13D	Page 5 of 13

(1)	NAMES OF REPORTING PERSONS New Mountain Vantage, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) WC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0 shares
	(8)	SHARED VOTING POWER 478,923 shares
	(9)	SOLE DISPOSITIVE POWER 0 shares
	(10)	SHARED DISPOSITIVE POWER 478,923 shares

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 478,923 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.59%*
(14)	TYPE OF REPORTING PERSON (see instructions) PN

*	Percentage calculated based on 30,132,817 shares of common stock, par value $0.01 per share, outstanding as of May 22, 2020, as reported by Virtusa Corporation in its Form 10-K filed on May 28, 2020.

CUSIP No. 92827P102	13D	Page 6 of 13

(1)	NAMES OF REPORTING PERSONS New Mountain Vantage Co-Invest II, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) WC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0 shares
	(8)	SHARED VOTING POWER 1,519,871 shares
	(9)	SOLE DISPOSITIVE POWER 0 shares
	(10)	SHARED DISPOSITIVE POWER 1,519,871 shares

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,519,871 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.04%*
(14)	TYPE OF REPORTING PERSON (see instructions) PN

*	Percentage calculated based on 30,132,817 shares of common stock, par value $0.01 per share, outstanding as of May 22, 2020, as reported by Virtusa Corporation in its Form 10-K filed on May 28, 2020.

CUSIP No. 92827P102	13D	Page 7 of 13

(1)	NAMES OF REPORTING PERSONS New Mountain Vantage GP, L.L.C.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) AF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0 shares
	(8)	SHARED VOTING POWER 2,706,161 shares
	(9)	SOLE DISPOSITIVE POWER 0 shares
	(10)	SHARED DISPOSITIVE POWER 2,706,161 shares

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,706,161 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.98%*
(14)	TYPE OF REPORTING PERSON (see instructions) OO

* Percentage calculated based on 30,132,817 shares of common stock, par value $0.01 per share, outstanding as of May 22, 2020, as reported by Virtusa Corporation in its Form 10-K filed on May 28, 2020.

CUSIP No. 92827P102	13D	Page 8 of 13

(1)	NAMES OF REPORTING PERSONS New Mountain Vantage Advisers, L.L.C.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) AF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0 shares
	(8)	SHARED VOTING POWER 2,706,161 shares
	(9)	SOLE DISPOSITIVE POWER 0 shares
	(10)	SHARED DISPOSITIVE POWER 2,706,161 shares

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,706,161 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.98%*
(14)	TYPE OF REPORTING PERSON (see instructions) IA

*	Percentage calculated based on 30,132,817 shares of common stock, par value $0.01 per share, outstanding as of May 22, 2020, as reported by Virtusa Corporation in its Form 10-K filed on May 28, 2020.

CUSIP No. 92827P102	13D	Page 9 of 13

(1)	NAMES OF REPORTING PERSONS Steven B. Klinsky
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) AF, PF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0 shares
	(8)	SHARED VOTING POWER 2,706,161 shares
	(9)	SOLE DISPOSITIVE POWER 0 shares
	(10)	SHARED DISPOSITIVE POWER 2,706,161 shares

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,706,161 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.98%*
(14)	TYPE OF REPORTING PERSON (see instructions) IN

* Percentage calculated based on 30,132,817 shares of common stock, par value $0.01 per share, outstanding as of May 22, 2020, as reported by Virtusa Corporation in its Form 10-K filed on May 28, 2020.

CUSIP No. 92827P102	13D	Page 10 of 13

Item 1. Security and Issuer.

This Schedule 13D (this “Statement”) relates to shares of common stock, par value $0.01 per share (the “Common Stock”), of Virtusa Corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 132 Turnpike Road, Southborough, MA 01772.

Item 2. Identity and Background.

(a)	Name

This Statement is filed by:

(i)	New Mountain Vantage LO, L.P., a Delaware limited partnership;

(ii)	New Mountain Vantage Focus, L.P., a Delaware limited partnership;

(iii)	New Mountain Vantage (California) II, L.P., a Delaware limited partnership;

(iv)	New Mountain Vantage, L.P., a Delaware limited partnership;

(v)	New Mountain Vantage Co-Invest II, L.P., a Cayman Islands exempt limited partnership;

(vi)	New Mountain Vantage GP, L.L.C., a Delaware limited liability company;

(vii)	New Mountain Vantage Advisers, L.L.C., a Delaware limited liability company; and

(viii)	Steven B. Klinsky.

(i) New Mountain Vantage LO, L.P., (ii) New Mountain Vantage Focus, L.P., (iii) New Mountain Vantage (California) II, L.P., (iv) New Mountain Vantage, L.P., (v) New Mountain Vantage Co-Invest II, L.P., (vi) New Mountain Vantage GP, L.L.C., (vii) New Mountain Vantage Advisers, L.L.C. and (viii) Mr. Klinsky are referred to collectively as the “Reporting Persons.”

(b)	Residence or Business Address

The business address and principal office of each of the Reporting Persons is 787 Seventh Avenue, 49th Floor, New York, NY 10019.

(c)	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or Other Organization in Which Such Employment Is Conducted

Each of (i) New Mountain Vantage LO, L.P., (ii) New Mountain Vantage Focus, L.P., (iii) New Mountain Vantage (California) II, L.P., and (iv) New Mountain Vantage, L.P. is organized as a limited partnership under the laws of the State of Delaware, and its principal business is to seek long-term capital appreciation primarily through investments in publicly traded equity securities of companies whose equity securities are listed primarily on a U.S. securities exchange.

New Mountain Vantage Co-Invest II, L.P. is organized as an exempt limited partnership under the laws of the Cayman Islands, and its principal business is to seek long-term capital appreciation primarily through investments in or correlated to the Issuer.

New Mountain Vantage GP, L.L.C. is organized as a limited liability company under the laws of the State of Delaware, and its principal business is to serve as the general partner of (i) New Mountain Vantage LO, L.P., (ii) New Mountain Vantage Focus, L.P., (iii) New Mountain Vantage (California) II, L.P., (iv) New Mountain Vantage, L.P., and (v) New Mountain Vantage Co-Invest II, L.P.

New Mountain Vantage Advisers, L.L.C. is organized as a limited liability company under the laws of the State of Delaware, and its principal business is to serve as the investment adviser and manager of (i) New Mountain Vantage LO, L.P., (ii) New Mountain Vantage Focus, L.P., (iii) New Mountain Vantage (California) II, L.P., (iv) New Mountain Vantage, L.P., and (v) New Mountain Vantage Co-Invest II, L.P.

CUSIP No. 92827P102	13D	Page 11 of 13

Mr. Klinsky is the sole managing member of New Mountain Vantage GP, L.L.C. and the sole member of New Mountain Vantage Advisers, L.L.C. Mr. Klinsky is principally engaged in the business of serving as the sole managing member of New Mountain Vantage GP, L.L.C. and the sole member of New Mountain Vantage Advisers, L.L.C. and as the Chief Executive Officer and managing member of New Mountain Capital, L.L.C., a Delaware limited liability company which is principally engaged in managing private equity funds.

(d)	Criminal Convictions

During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Civil Proceedings

During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship

Mr. Klinsky is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

All of the shares of Common Stock to which this Statement relates were purchased by or on behalf of the Reporting Persons using the investment capital of the Reporting Persons. As of 4:00 p.m., Eastern time, on July 2, 2020, the aggregate purchase price of the shares of Common Stock owned by the Reporting Persons was approximately $102,253,333 (including brokerage commissions and transaction costs).

Item 4. Purpose of Transaction.

The Reporting Persons acquired the securities of the Issuer because they believe that such securities are significantly undervalued and represent an attractive investment opportunity.

The Reporting Persons have engaged, and intend to continue to engage in a dialogue with the Issuer’s management, board of directors, other shareholders or third parties, regarding, among other things, the Issuer’s business, operations, strategies, plans, corporate governance, and related matters, including the composition of the board of directors of the Issuer.

On June 17, 2020, the Reporting Persons other than Mr. Klinsky delivered to the Issuer notice of its nomination of three persons for election to the board of directors of the Issuer at the 2020 annual meeting of stockholders of the Issuer along with a detailed letter describing their concerns about the Company and supporting their belief that the addition of new directors would be in the best interest of stockholders of the Issuer. On June 22, 2020, the Reporting Persons other than Mr. Klinsky issued a press release confirming their nomination of the three persons and attaching the June 17, 2020 letter to the board of directors of the Issuer.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and depending upon various factors, including, without limitation, the Issuer’s financial position and strategic direction, overall market conditions, the outcome of any discussions referenced above, other investment opportunities available to the Reporting Persons, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Persons may endeavor (i) to increase or decrease their respective positions in the Issuer through, among other things, the purchase or sale of securities of the Issuer, including through transactions involving Common Stock and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of securities of the Issuer in the open market or in private transactions, on such terms and at such times as the Reporting Persons may deem advisable; and/or (ii) to enter into transactions that increase or hedge their economic exposure to the Common Stock without affecting their beneficial ownership of shares of Common Stock. In addition, the Reporting Persons may, at any time and from time to time, (A) review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto and (B) propose or consider one or more of the actions described in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

CUSIP No. 92827P102	13D	Page 12 of 13

Item 5. Interest in Securities of the Issuer

(a) and (b) The percentages in this Item 5 and in other provisions of this Statement relating to beneficial ownership of Common Stock is based on 30,132,817 shares of Common Stock outstanding as of May 22, 2020, as reported by the Issuer in its Form 10-K filed on May 28, 2020.

The responses of the Reporting Persons to rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Statement are incorporated by reference.

As of 4:00 p.m., Eastern time, on July 2, 2020, the Reporting Persons beneficially owned 2,706,161 shares of Common Stock, representing approximately 8.98% of the Issuer’s outstanding shares of Common Stock.

As of 4:00 p.m., Eastern time, on July 2, 2020, pursuant to the Cash Derivative Agreements (as defined and disclosed in Item 6), New Mountain Vantage Co-Invest II, L.P. has economic exposure to, in the aggregate, 540,654 shares of Common Stock, representing approximately 1.79% of the Issuer’s outstanding shares of Common Stock.

As of 4:00 p.m., Eastern time, on July 2, 2020, the Reporting Persons, by ownership of shares of Common Stock and pursuant to the Cash Derivative Agreements, have combined economic exposure to, in the aggregate, 10.78% of the Issuer’s outstanding shares of Common Stock.

New Mountain Vantage GP, L.L.C. is the general partner of (i) New Mountain Vantage LO, L.P., (ii) New Mountain Vantage Focus, L.P., (iii) New Mountain Vantage (California) II, L.P., (iv) New Mountain Vantage, L.P., and (v) New Mountain Vantage Co-Invest II, L.P. and as such may be deemed the beneficial owner of the shares of Common Stock held for their account and that may be deemed beneficially owned by them. New Mountain Vantage GP, L.L.C. disclaims beneficial ownership of such securities of the Issuer except to the extent of its pecuniary interest therein.

New Mountain Vantage Advisers, L.L.C. is the investment adviser and manager of (i) New Mountain Vantage LO, L.P., (ii) New Mountain Vantage Focus, L.P., (iii) New Mountain Vantage (California) II, L.P., (iv) New Mountain Vantage, L.P., and (v) New Mountain Vantage Co-Invest II, L.P. and as such may be deemed the beneficial owner of the shares of Common Stock held for their account and that may be deemed beneficially owned by them. New Mountain Vantage Advisers, L.L.C. disclaims beneficial ownership of such securities of the Issuer except to the extent of its pecuniary interest therein.

Mr. Klinsky is the sole managing member of New Mountain Vantage GP, L.L.C. and the sole member of New Mountain Vantage Advisers, L.L.C. and as such may be deemed beneficial owner of the shares of Common Stock held for their account and that may be deemed beneficially owned by them. Mr. Klinsky disclaims beneficial ownership of such securities of the Issuer except to the extent of his pecuniary interest therein.

To the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 is the beneficial owner of any shares of Common Stock.

(c) The transactions in the Common Stock effected during the past 60 days by the Reporting Persons are set forth on Schedule 1 attached hereto.

(d) No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Statement.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

New Mountain Vantage Co-Invest II, L.P. has entered into notional principal amount derivative agreements in the form of cash settled swaps (the “Cash Derivative Agreements”) that reference 540,654 shares of Common Stock, representing economic exposure comparable to approximately 1.79% of the Issuer’s outstanding shares of Common Stock. The Cash Derivative Agreements provide the Reporting Persons, collectively, with economic results that are comparable to the economic results of ownership of shares of Common Stock but do not provide them with the power to vote or direct the voting or dispose of or direct the disposition of the referenced shares of Common Stock. The counterparties to the Cash Derivative Agreements are unaffiliated third party financial institutions.

CUSIP No. 92827P102	13D	Page 13 of 13

New Mountain Vantage (California) II, L.P. and New Mountain Vantage, L.P. previously entered into Cash Derivative Agreements but have since settled the Cash Derivative Agreements to which they were party and are no longer party to any Cash Derivative Agreements.

New Mountain Vantage Co-Invest II, L.P. was organized to seek long-term capital appreciation primarily through investments in or correlated to the Issuer. New Mountain Vantage GP, L.L.C. is the general partner of New Mountain Vantage Co-Invest II, L.P., and has voting and dispositive power over the shares of Common Stock held by New Mountain Vantage Co-Invest II, L.P., pursuant to the Amended and Restated Exempted Limited Partnership Agreement of New Mountain Vantage Co-Invest II, L.P., dated as of January 29, 2020.

New Mountain Vantage Co-Invest II Feeder, L.P. was organized to be the sole limited partner of New Mountain Vantage Co-Invest II, L.P. and, therefore, to seek long-term capital appreciation primarily through its indirect investments in or correlated to the Issuer. New Mountain Vantage GP, L.L.C. is the general partner of New Mountain Vantage Co-Invest II Feeder, L.P., and has voting and dispositive power over the shares of Common Stock held by New Mountain Vantage Co-Invest II Feeder, L.P., pursuant to the Amended and Restated Exempted Limited Partnership Agreement of New Mountain Vantage Co-Invest II Feeder, L.P., dated as of January 29, 2020.

Except for the joint filing agreement between and among the Reporting Persons attached as Exhibit 99.1 and other than as described in this Statement, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other persons with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Materials to Be Filed as Exhibits

Exhibit	Description

99.1	Joint Filing Agreement, dated July 6, 2020, among the Reporting Persons

99.2	Power of Attorney, granted by Steven B. Klinsky in favor of Joseph Hartswell, dated July 6, 2020

99.3*	Amended and Restated Limited Partnership Agreement of New Mountain Vantage Co-Invest II, L.P., dated as of January 29, 2020

99.4*	Amended and Restated Limited Partnership Agreement of New Mountain Vantage Co-Invest II Feeder, L.P., dated as of January 29, 2020

Schedule 1	Transactions in the Common Stock effected during the past 60 days by the Reporting Persons

*

Certain information in this exhibit (indicated by “[***]”) has been omitted and filed separately with the Securities and Exchange Commission, and confidential treatment has been requested with respect to such information.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 6, 2020

NEW MOUNTAIN VANTAGE LO, L.P.

By:	/s/ Joseph Hartswell
Name: Joseph Hartswell
Title: Authorized Person

NEW MOUNTAIN VANTAGE FOCUS, L.P.

By:	/s/ Joseph Hartswell
Name: Joseph Hartswell
Title: Authorized Person

NEW MOUNTAIN VANTAGE (CALIFORNIA) II, L.P.

By:	/s/ Joseph Hartswell
Name: Joseph Hartswell
Title: Authorized Person

NEW MOUNTAIN VANTAGE, L.P.

By:	/s/ Joseph Hartswell
Name: Joseph Hartswell
Title: Authorized Person

NEW MOUNTAIN VANTAGE CO-INVEST II, L.P.

By:	/s/ Joseph Hartswell
Name: Joseph Hartswell
Title: Authorized Person

NEW MOUNTAIN VANTAGE GP, L.L.C.

By:	/s/ Joseph Hartswell
Name: Joseph Hartswell
Title: Authorized Person

NEW MOUNTAIN VANTAGE ADVISERS, L.L.C.

By:	/s/ Joseph Hartswell
Name: Joseph Hartswell
Title: Authorized Person

STEVEN B. KLINSKY

By:	/s/ Joseph Hartswell
Name: Joseph Hartswell
Title: Authorized Person